August 29, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Ms. Susan Schandel
Chief Financial Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

RE: **International Speedway Corporation (the "Company")**
Form 10-K for the year ended November 30, 2005
File No. 0-02384

Dear Ms. Schandel:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief